Exhibit 99.1

PRESS RELEASE

Magic Software Reports First Quarter 2024 Financial Results

Or Yehuda, Israel, May 16, 2024 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) (“the Company”), a global provider of IT consulting services and end-to-end integration and application development platforms solutions, announced today its financial results for the first quarter ended March 31, 2024.

Summary Results for the First Quarter 2024 (USD in millions, except per share data)

	GAAP			Non-GAAP
	Q1 2024	Q1 2023	% Change	Q1 2024	Q1 2023	% Change
Revenues	$130.7	$142.4	(8.2)%	$130.7	$142.4	(8.2)%
Gross profit	$36.7	$38.9	(5.6)%	$38.3	$40.1	(4.5)%
Gross margin	28.1%	27.3%	80 bps	29.3%	28.2%	110 bps
Operating income	$14.4	$15.3	(6.0)%	$18.1	$18.5	(1.7)%
Operating margin	11.0%	10.8%	20 bps	13.9%	13.0%	90 bps
Net income (*)	$8.8	$10.1	(13.0)%	$11.3	$12.6	(10.4)%
Diluted EPS	$0.18	$0.21	(14.3)%	$0.23	$0.26	(11.5)%

(*) Attributable to Magic Software’s shareholders.

Financial Highlights for the first Quarter Ended March 31, 2024

●	Revenues for the first quarter of 2024 decreased by 8.2% to $130.7 million, compared to $142.4 million in the same period of the previous year. On a constant currency basis (calculated based on average currency exchange rates for the three months ended March 31, 2023), revenues for the first quarter of 2024 would have decreased by 6.4% to $133.3 million. As described in the pre-announcement of our third quarter results on November 8, 2023, in the third quarter of 2023, we experienced a substantial and unexpected decline in demand for our professional services from several of our important U.S.-based blue-chip customers which, without any advance notification, decided to immediately suspend significant parts of their active time-and-materials-based projects. This reduced demand had a negative impact on our first quarter revenues compared to the same period of the previous year of approximately $20.4 million. Compared to the fourth quarter of 2023, revenues for the first quarter increase by 4.1%.

●	Operating income for the first quarter of 2024 decreased by 6.0% to $14.4 million, compared to $15.3 million in the same period of the previous year. On a constant currency basis (calculated based on average currency exchange rates for the three months ended March 31, 2023), operating income for the first quarter of 2024 would have decreased by 3.7% to $14.8 million.

●	Non-GAAP operating income for the first quarter of 2024 decreased by 1.7% to $18.1 million, compared to $18.5 million in the same period of the previous year. On a constant currency basis (calculated based on average currency exchange rates for the three months ended March 31, 2023), non-GAAP operating income for the first quarter of 2024 would have reach $18.5 million, same as in the same quarter for the previous year.

●	Net income attributable to Magic Software’s shareholders for the first quarter of 2024 decreased by 13.0% to $8.8 million, or $0.18 per fully diluted share, compared to $10.1 million, or $0.21 per fully diluted share, in the same period of the previous year. The decrease in our net income attributable to Magic Software’s shareholders was primarily attributable to the decrease in our operating profit and increase in interest expenses resulting from the increase of bank interest rates and increase in overall financial debt.

●	Non-GAAP net income attributable to Magic Software’s shareholders for the first quarter of 2024 decreased by 10.4% to $11.3 million, or $0.23 per fully diluted share, compared to $12.6 million, or $0.26 per fully diluted share, in the same period of the previous year.

●	Cash flow from operating activities for the first quarter ended March 31, 2024, amounted to $27.7 million compared to $18.8 million in the same period last year.

●	As of March 31, 2024, Magic’s cash, cash equivalents and short and long-term bank deposits amounted to $125.9 million and total financial debt amounted to $78.4 million.

●	Magic is reiterating 2024 annual revenue guidance of between $540 million and $550 million.

Declaration of Dividend for the Second Half of 2023

●	In accordance with its dividend distribution policy, the Company’s board of directors declared a semi-annual cash dividend in an amount of 20.4 cents per share and in an aggregate amount of approximately $10.0 million, reflecting approximately 70% of its distributable profits for the second half of 2023.

●	The dividend is payable on July 13, 2024, to all of the Company’s shareholders of record at the close of trading on the NASDAQ Global Select Market on June 27, 2024.

●	In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company’s share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

●	The dividend will be paid in US dollars on the ordinary shares of Magic Software Enterprises that are traded both on the Tel Aviv Stock Exchange and the NASDAQ Global Select Market

Guy Bernstein, Chief Executive Officer of Magic Software, said: “Despite the slowdown we faced during the second half of 2023 resulting from the headwind facing by some of our customers in certain sectors in the U.S., we see that the vast majority of our customers continues to value our unique proposition and resume to engage us to an increasing degree as a preferred partner for innovative digital transformation initiatives. We eagerly anticipate the fruition of our ongoing efforts in cultivating cutting-edge capabilities that are poised to propel us toward sustained, long-term profitability, thereby delivering enduring value to our esteemed shareholders.”

Conference Call Details

Magic Software’s management will host a conference call on Thursday, May 16, 2024, at 10:00 am Eastern Daylight Time (17:00 Israel Daylight Time) to review and discuss Magic Software’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-866-652-8972

UK: 0-800-917-9141

ISRAEL: 03-918-0650

ALL OTHERS: +972-3-918-0650

For those unable to join the live call, a replay of the call will be available in the Investor Relations section of Magic Software’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to Magic Software’s shareholders and non-GAAP basic and diluted earnings per share.

Magic Software believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic Software’s financial condition and results of operations. Magic Software’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures together with GAAP results. Magic Software urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

●	Amortization of purchased intangible assets and other related costs;

●	In-process research and development capitalization and amortization;

●	Cost of share-based payment;

●	Costs related to acquisition of new businesses;

●	The related tax, non-controlling interests’ effects of the above items;

●	Change in valuation of contingent consideration related to acquisitions;

●	Change in deferred tax assets on carry forward tax losses.

Reconciliation of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of end-to-end integration and application development platforms solutions and IT consulting services.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “look forward”, “expect,” “believe,” “guidance” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made based on management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2023, which filed on May 13, 2024, and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Ronen Platkevitz

Magic Software Enterprises

ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share data)

	Three months ended
	March 31,
	2024	2023
	Unaudited
Revenues	$130,720	$142,440
Cost of Revenues	94,021	103,555
Gross profit	36,699	38,885
Research and development, net	2,793	2,539
Selling, marketing and general and administrative expenses	19,174	21,164
Increase (decrease) in valuation of contingent consideration related to acquisitions	306	(165)
Total operating expenses	22,273	23,538
Operating income	14,426	15,347
Financial expenses, net	(1,758)	(564)
Increase (decrease) in valuation of consideration related to acquisitions	114	(135)
Income before taxes on income	12,782	14,648
Taxes on income	2,729	2,813
Net income	$10,053	$11,835
Share of profit of companies accounted for at equity, net	(64)	-
Net income attributable to non-controlling interests	(1,192)	(1,727)
Net income attributable to Magic’s shareholders	$8,797	$10,108

Weighted average number of shares used in computing net earnings per share
Basic	49,099	49,093
Diluted	49,099	49,136

Basic and diluted earnings per share attributable to Magic’s shareholders	$0.18	$0.21

MAGIC SOFTWARE ENTERPRISES LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share data)

	Three months ended
	March 31,
	2024	2023
	Unaudited
GAAP gross profit	$36,699	$38,885
Amortization of capitalized software and acquired technology	1,107	975
Amortization of other intangible assets	503	245
Non-GAAP gross profit	$38,309	$40,105

GAAP operating income	$14,426	$15,347
Gross profit adjustments	1,610	1,220
Amortization of other intangible assets	1,514	2,064
Increase (decrease) in valuation of contingent consideration related to acquisitions	306	(165)
Capitalization of software development	(748)	(711)
Costs related to acquisitions	144	74
Cost of share-based payment	891	622
Non-GAAP operating income	$18,143	$18,451

GAAP net income attributable to Magic’s shareholders	$8,797	$10,108
Operating income adjustments	3,717	3,104
Expenses attributed to non-controlling interests and redeemable non-controlling interests	(452)	(147)
Increase (decrease) in valuation of consideration related to acquisitions	114	(135)
Deferred taxes on the above items	(899)	(347)
Non-GAAP net income attributable to Magic’s shareholders	$11,277	$12,583

Non-GAAP basic and diluted net earnings per share	$0.23	$0.26
Weighted average number of shares used in computing basic net earnings per share	49,099	49,093

Non-GAAP diluted net earnings per share	$0.23	$0.26
Weighted average number of shares used in computing diluted net earnings per share	49,099	49,158

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share data)

	Three months ended
	March 31,
	2024		2023
	Unaudited		Unaudited

Revenues	$130,720	100%	$142,440	100%
Gross profit	38,309	29.3%	40,105	28.2%
Operating income	18,143	13.9%	18,451	13.0%
Net income attributable to Magic’s shareholders	11,277	8.6%	12,583	8.8%

Basic and diluted earnings per share	$0.23		$0.26

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	March 31,	December 31,
	2024	2023
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$125,803	$105,943
Short-term bank deposits	49	751
Trade receivables, net	126,329	131,098
Other accounts receivable and prepaid expenses	21,565	18,833
Total current assets	273,746	256,625

LONG-TERM ASSETS:
Deferred tax assets	10,784	6,729
Right-of-use assets	24,228	25,718
Other long-term receivables and Investments in companies accounted for at equity	7,731	8,623
Property and equipment, net	7,707	7,988
Intangible assets and goodwill, net	212,321	216,723
Total long term assets	262,771	265,781

TOTAL ASSETS	$536,517	$522,406

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$36,763	$28,941
Trade payables	27,126	28,415
Accrued expenses and other accounts payable	43,993	41,492
Current maturities of lease liabilities	5,975	4,406
Liability in respect of business combinations	7,082	6,656
Put options for non-controlling interests	18,831	18,252
Deferred revenues and customer advances	21,813	13,537
Total current liabilities	161,583	141,699

LONG TERM LIABILITIES:
Long-term debt	41,628	52,267
Deferred tax liability	14,579	11,610
Long-term lease liabilities	20,072	23,101
Long-term liability in respect of business combinations	1,076	1,049
Put options of non-controlling interests	-	620
Emolyee benefit liabilities	1,094	1,116
Total long term liabilities	78,449	89,763

EQUITY:
Magic Software Enterprises shareholders’ equity	272,317	265,981
Non-controlling interests	24,168	24,963
Total equity	296,485	290,944

TOTAL LIABILITIES AND EQUITY	$536,517	$522,406

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands

	Three months ended March 31,
	2024	2023
	Unaudited	Unaudited
Cash flows from operating activities:

Net income	$9,989	$11,835
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,889	5,052
Cost of share-based payment	584	622
Change in deferred taxes, net	(754)	1,351
Capital gain on sale of fixed assets	13	-
Effect of exchange rate on of cash and cash equivalents held in currencies other than the functional currency	170	731
Changes in value of short-term and long-term loans from banks and others and deposits, net	(819)	76
Working capital adjustments:
Trade receivables	3,709	(5,773)
Other current and long-term accounts receivable	(1,333)	1,612
Trade payables	(983)	1,354
Accrued expenses and other accounts payable	3,704	(5,565)
Deferred revenues	8,508	7,458
Net cash provided by operating activities	27,677	18,753

Cash flows from investing activities:

Capitalized software development costs	(748)	(711)
Purchase of property and equipment	(280)	(431)
liabilities related to business combinations	-	(10,151)
Payments for business acquisitions, net of cash acquired	(249)	-
Proceeds from sale of property and equipment	15	-
Purchase of financial assets at fair value through profit or loss	(1,000)	323
Investment in long-term deposits	296	(269)
Proceeds from short-term bank deposits	701	-
Net cash used in investing activities	(1,265)	(11,239)

Cash flows from financing activities:

Exercise of employees’ stock options
Dividend to Magic’s shareholders
Dividend paid to non-controlling interests	(2,086)	(1,526)
Repayment of lease liabilities	(1,460)	(1,380)
Purchase of redeemable non-controlling interest	(314)	-
Receipt of short-term and long-term loans from banks and others	5,006	23,749
Repayment of short-term and long-term loans	(6,574)	(7,323)
Net cash used in financing activities	(5,428)	13,520

Effect of exchange rate changes on cash and cash equivalents	(1,124)	(1,590)

Increase (decrease) in cash and cash equivalents	19,860	19,444
Cash and cash equivalents at the beginning of the period	105,943	83,062
Cash and cash equivalents at end of the period	$125,803	$102,506